UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Management Transition

On April 13, 2026, Guy Nathanzon, the Chief Financial Officer of Valens Semiconductor Ltd. (the “Company”), advised the Company of his desire to step down from his position as the Chief Financial Officer of the Company, effective no later than July 13, 2026. Mr. Nathanzon is resigning to pursue new endeavors, and his resignation is not a result of any disagreement with the Company. The Company has initiated a search for a replacement and will announce its new Chief Financial Officer and the effective date of Mr. Nathanzon’s resignation in due course.

The Company expresses its gratitude to Mr. Nathanzon for his contributions during his tenure.

This Form 6-K is incorporated by reference into the Registrant’s registration statement on Form F-3 (Securities and Exchange Commission File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520 and 333-293747), and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Yoram Salinger
	Name:	Yoram Salinger
	Title:	Chief Executive Officer

Date: April 14, 2026

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